SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

B COMMUNICATIONS LTD.

(Name of Registrant)

144 Menachem Begin Street, Tel Aviv 6492102, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Receipt of Minimum Bid Price Non-Compliance Notice from NASDAQ

On April 22, 2020, B Communications Ltd. (“BCOM” or the “Company”) received a notice from NASDAQ regarding BCOM’s non-compliance with the $1 per share minimum bid price requirement stated in NASSDAQ Listing Rule 5450(a)(1).

In response, as required under the NASDAQ Listing Rules, on April 27, 2020, BCOM issued a press release announcing receipt of the notice. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

By	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer

Date: April 27, 2020

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press release issued by BCOM on April 27, 2020 announcing receipt of notice from NASDAQ re: non-compliance with minimum bid price requirement

3